Exhibit 99.1

NEWS RELEASE

Sangoma Announces CFO Transition: Larry Stock to Retire June 30; Adrian Back Named Interim CFO;

Board Commences Search for Permanent Successor

TORONTO, ONTARIO, JUNE 4, 2026 – Sangoma Technologies Corporation (TSX: STC; Nasdaq: SANG) (“Sangoma” or the “Company”), a trusted industry leader uniquely offering businesses a choice of on-premises, cloud-based, or hybrid Communications as a Service solutions, today announced that Larry Stock has elected to retire from his role as Chief Financial Officer effective June 30, 2026, following nearly six years of distinguished service to the Company. Upon his retirement, Mr. Stock will remain available to the Company in a senior advisory capacity for a period of one year to ensure an orderly transition.

Effective July 1, 2026, Adrian Back, current Senior Vice President, Finance, will assume the role of Interim Chief Financial Officer. Concurrently, the Board of Directors has commenced a search to identify a permanent successor to the CFO role, which will include both internal and external candidates. The Company will provide an update on the search process as developments warrant.

“On behalf of Sangoma's executive leadership team and Board, I want to thank Larry for his exceptional service,” said CEO Charles Salameh. “Larry took on the CFO role at a pivotal time and set about doing exactly what the Company needed — he strengthened the balance sheet, instilled financial discipline across the organization, and leaves the Company in a meaningfully stronger financial position than when he arrived. That foundation is something the whole Company will benefit from for years to come.”

“It has been an honor to serve as CFO of Sangoma,” said Mr. Stock. “I am proud of what the finance team has built together — we set out to put the Company on a stronger financial footing, and I believe we’ve achieved that. I have great confidence in Adrian and the broader team as the Company moves forward, and I look forward to remaining involved in an advisory role.”

Mr. Salameh added, "Adrian's deep knowledge of our business and his proven leadership of the finance function make him the right person to ensure continuity and stability during this transition. We have full confidence in his ability to lead the finance organization as we work to identify the right permanent successor.”

Mr. Back joined Sangoma via the Company’s acquisition of Star2Star Communications in 2021 and has served as Senior Vice President, Finance since that time. In this capacity, his responsibilities have included financial planning and analysis, external audit, SOX compliance and treasury.

About Sangoma Technologies Corporation

Sangoma (TSX: STC; Nasdaq: SANG) is a leading business communications platform provider with solutions that include its award-winning UCaaS, CCaaS, CPaaS, and Trunking technologies. The enterprise-grade communications suite is developed in-house; available for cloud, hybrid, or on-premises setups. Additionally, Sangoma provides managed services for connectivity, network, and security. A trusted communications partner with over 40 years on the market, Sangoma has over 2.7 million UC seats across a diversified base of over 100,000 customers. Sangoma has been recognized for nine years running in the Gartner UCaaS Magic Quadrant. As the primary developer and sponsor of the open source Asterisk and FreePBX projects, Sangoma is determined to drive innovation in communication technology continuously. For more information, visit www.sangoma.com.

Sangoma Technologies Corporation

Samantha Reburn

Chief Legal & Administrative Officer

investorrelations@sangoma.com